Room 4561

Mr. Kenneth R. Hahn
Senior Vice President and
  Chief Financial Officer
Borland Software Corporation
20450 Stevens Creek Boulevard, Suite 800
Cupertino, CA 95014

     Re: Borland Software Corporation
           Form 10-K for Fiscal Year Ended December 31, 2005
           Filed May 2, 2006
           File No. 001-10824

We have completed our review of your Form 10-K for the year ended December 31, 2005 and have no further comments at this time.

           Very truly yours,

           Mark Kronforst
           Accounting Branch Chief